Exhibit 3.1

CERTIFICATE OF AMENDMENT

OF

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

BOSTON PROPERTIES, INC.

(Pursuant to Section 242 of the General Corporation Law)

Boston Properties, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify as follows:

FIRST: The Amended and Restated Certificate of Incorporation of the Corporation is hereby amended by deleting Sections D, E and F of Article VI in their entirety and inserting the following in lieu thereof:

“D. Number and Terms of Directors. The number of directors shall be fixed by resolution duly adopted from time to time by the Board of Directors; provided, however, that in no event shall the number of directors exceed eleven (11) or be less than the minimum number required by the DGCL. A director need not be a stockholder of the Corporation.

Subject to the rights, if any, of the holders of any outstanding series of Preferred Stock: (i) at the annual meeting of stockholders of the Corporation that is held in calendar year 2011 (the “2011 Annual Meeting”), the directors whose terms expire at the 2011 Annual Meeting (or such directors’ successors) shall be elected to hold office for a one-year term expiring at the annual meeting of stockholders of the Corporation that is held in calendar year 2012 (the “2012 Annual Meeting”); (ii) at the 2012 Annual Meeting, the directors whose terms expire at that meeting (or such directors’ successors) shall be elected to hold office for a one-year term expiring at the annual meeting of stockholders of the Corporation that is held in calendar year 2013 (the “2013 Annual Meeting”); and (iii) at the 2013 Annual Meeting and each annual meeting of stockholders of the Corporation thereafter, all directors shall be elected to hold office for a one-year term expiring at the next annual meeting of stockholders of the Corporation. For the avoidance of doubt, each person appointed by the directors of the Corporation or elected by the stockholders of the Corporation to the Board of Directors before the 2011 Annual Meeting shall serve for the full term to which he or she was appointed or elected before the 2011 Annual Meeting (such term, a “Continuing Term”). Directors shall hold office until their successors are duly elected and qualified or until their earlier resignation or removal.

Notwithstanding the foregoing, whenever, pursuant to the provisions of Article IV of this Certificate, the holders of any one or more series of Preferred Stock shall have the right, voting separately as a series or together with holders of other such series, to elect directors at an annual or special meeting of stockholders, the election, term of office, filling of vacancies and other features of such directorships shall be governed by the terms of this Certificate and any certificates of designation applicable thereto.

During any period when the holders of any series of Preferred Stock have the right to elect additional directors as provided for or fixed pursuant to the provisions of Article IV of this Certificate, then upon commencement and for the duration of the period during which such right continues: (a) the then otherwise total authorized number of directors of the Corporation shall automatically be increased by such specified number of directors, and the holders of such Preferred Stock shall be entitled to elect the additional directors so provided for or fixed pursuant to said provisions and (b) each such additional director shall serve until such director’s successor shall have been duly elected and qualified, or until such director’s right to hold such office terminates pursuant to said provisions, whichever occurs earlier, subject to such director’s earlier death, disqualification, resignation or removal. Except as otherwise provided by the Board in the resolution or resolutions establishing such series, whenever the holders of any series of Preferred Stock having such right to elect additional directors are divested of such right pursuant to the provisions of such stock, the terms of office of all such additional directors elected by the holders of such stock, or elected to fill any vacancies resulting from the death, resignation, disqualification or removal of such additional directors, shall forthwith terminate and the total authorized number of directors of the Corporation shall be reduced accordingly.

E. Removal of Directors. Subject to the rights, if any, of the holders of any series of Preferred Stock to elect directors and to remove any director whom such holders have the right to elect, any director (including persons elected by directors to fill vacancies in the Board of Directors) may be removed from office with or without cause by the affirmative vote of the holders of at least 75% of the voting power of the capital stock of the Corporation entitled to vote thereon; provided, however, that any director then serving a Continuing Term may be removed from office (a) only with cause and (b) only by the affirmative vote of the holders of at least 75% of the voting power of the capital stock of the Corporation entitled to vote thereon. At least 30 days prior to any meeting of stockholders at which it is proposed that any director be removed from office, written notice of such proposed removal shall be sent to the director whose removal will be considered at the meeting. For purposes of this Certificate, “cause,” with respect to the removal of any director, shall mean only (i) conviction of a felony, (ii) declaration of unsound mind by order of a court, (iii) gross dereliction of duty, (iv) commission of any act involving moral turpitude or (v) commission of an act that constitutes intentional misconduct or a knowing violation of law if such action in either event results both in an improper substantial personal benefit to such director and a material injury to the Corporation.

F. Vacancies. Subject to the rights, if any, of the holders of any series of Preferred Stock to elect directors and to fill vacancies in the Board of Directors relating thereto and unless otherwise required by law, any and all vacancies in the Board of Directors, however occurring, including, without limitation, by reason of an increase in size of the Board of Directors, or the death, resignation, disqualification or removal of a director, shall be filled solely by the affirmative vote of a majority of the voting power of the remaining directors entitled to vote thereon, even if less than a quorum of the Board of Directors. Any director appointed to the Board of Directors in accordance with the preceding sentence following the 2011 Annual Meeting shall hold office for a term expiring at the next annual meeting of stockholders of the Corporation held after such appointment and until such director’s successor shall have been duly elected and qualified or until such director’s earlier resignation or removal. In the event of a vacancy in the Board of Directors, the remaining directors, except as otherwise provided by law, may exercise the powers of the full Board of Directors until such vacancy is filled.”

SECOND: That the foregoing amendments to the Amended and Restated Certificate of Incorporation of the Corporation have been duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

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IN WITNESS WHEREOF, Boston Properties, Inc. has caused this Certificate of Amendment to be executed by its duly authorized officer on this 19th day of May, 2010.

BOSTON PROPERTIES, INC.

By:	/s/ Douglas T. Linde
Name: Douglas T. Linde
Title: President